

Mail Stop 6010

March 26, 2008

VIA U.S. MAIL and FACSIMILE (949) 428-8515

Domonic J. Carney
Chief Financial Officer
Composite Technology Corporation
2026 McGaw Avenue
Irvine, CA 92614

> **RE:** **Composite Technology Corporation**
> **Form 10-K for the fiscal year ended September 30, 2007**
> **Filed December 14, 2007**
> **Form 10-Q for the fiscal quarter ended December 31, 2007**
> **File No. 000-10999**

Dear Mr. Carney:

We have reviewed your response dated March 20, 2008 and related filings and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Critical Accounting Policies and Estimates, page 34

1.   We note your response to comment 2 in our letter dated February 29, 2008 and the proposed revised disclosure which refers to the accounting policies included in the consolidated financial statements. Please note that the disclosures within this section are intended to supplement, not duplicate, the accounting policies included in the footnotes to financial statements. These disclosures should discuss the judgments and uncertainties affecting the application of your policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please refer to FR-60 and revise in future filings.

Contractual Obligations and Commitments, page 41

2.   We refer to your response to comment 3 in our letter dated February 29, 2008. We do not see where you have addressed the presentation of other long-term liabilities, including the long-term portion of deferred revenues and the long-term portion of warranty provisions, within your contractual obligations table as required by Item 303(a)(5) of Regulation S-K. Please advise.

Consolidated Financial Statements

Note 7. Property and Equipment, page 65

3.   We note your response to comment 12 in our letter dated February 29, 2008. Please tell us where you classify the depreciation of the demonstration equipment recorded within production equipment. Since the prototype is operated as a revenue-generating wind turbine at the German test facility, tell us how you considered that the depreciation should be recorded as cost of sales.

Note 8. Goodwill and Intangible Assets, page 65

4.   Please refer to comment 14 in our letter dated February 29, 2008. We do not see where you have addressed how you applied the relative value method to assign goodwill to the variable interest entity. We see that the allocation and valuation was performed by a contractor but do not see a description of how paragraphs 34

and 35 of SFAS 142 was applied to determine the amount of goodwill allocated to EUES. Please advise.

5.   Regarding the impairment recorded in fiscal year 2007, we still do not see how your goodwill impairment analysis considered paragraphs 19 – 21 of SFAS 142. Please provide us with an explanation of how you applied that guidance in determining the amount of your goodwill impairment. In addition, please reconcile your response to prior comment 14 which states that the calculated fair value of the goodwill should be $2.1 million at September 30, 2007 with the disclosure on page 65 of your Form 10-K which states that the entire balance of goodwill was impaired.

Note 12. Debt and Notes Payable, page 68

6.   Regarding your response to comment 22 in our letter dated February 29, 2008, we do not see where you have addressed the entire comment. For example, we do not see where you have discussed how you valued the warrants issued with the debt, how you allocated the proceeds from the debt and warrants to each component, and why you used a relative fair value method for determining the beneficial conversion feature and not the intrinsic value as required by Issue 1 of EITF 00-27. Please advise.

Item 9A. Controls and Procedures, page 86

7.   We note your response to comment 26 in our letter dated February 29, 2008. We note your conclusion that disclosure controls and procedures are effective. However, we do not see where you have concluded whether your *internal control over financial reporting* is effective. Please revise as appropriate.

Form 10-Q for the fiscal quarter ended December 31, 2007

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

8.   We see your response to comment 27 in our letter dated February 29, 2008. Please also confirm to us that you will provide the required disclosures discussed in Question 2 of SAB Topic 14F and the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 2003 in future filings that included EBITDAS.

Mr. Carney
Composite Technology Corporation
March 26, 2008
Page 4

Representations

9. As requested in our letter dated February 29, 2008, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

    You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3604 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

                                    Sincerely,

                                    Kate Tillan
                                    Assistant Chief Accountant